Exhibit 6.2

ASSIGNment AGREEMENT

IN THIS AGREEMENT, made and entered into this 7th day of September, 2004 (Effective Date”), Clay and Associates a Mississippi corporation having it principal offices at Jackson, Mississippi and Bryan M. Clay, an individual residing at Jackson, Mississippi (together referred to as “Clay”), and Gill Anesthesia, LLC a Minnesota limited liability company having its offices located at Wayzata, Minnesota (“Gill”), agree as follows:

1.

The Patent. Clay owns all right, title, and interest in and to U.S. Patent No. 6,413,499, dated July 2, 2002 (“the Patent”), the invention disclosed and claimed therein, and all foreign Patents and applications that rely on the Patent for priority (“Patents”).

2.	The Parties’ Intentions. Gill desires to acquire and Clay is willing to assign to Gill all of Clay's right, title, and interest in and to the Patents and any inventions disclosed and claimed therein.

3.

Assignment. Clay hereby transfers, grants, conveys, assigns, and relinquishes exclusively to Gill all of Clay's right, title, and interest in and to the Patents, the inventions claimed therein, and all accrued causes of action for damages for infringement thereof (the “Assignment”).

4.

Gill’s Obligations. In consideration of the Assignment, Gill shall use good efforts and demonstrate continued progression towards the goal of FDA approval and commercialization of the technology act forth in the Patent.

5.

FDA Filing. Upon FDA approval of Gill proceeding with clinical trials, Clay shall execute and deliver to Gill the Assignment in Attachment A hereto and Gill shall file such Assignment with the U.S. Patent and Trademark Office. Additionally, from time to time after the date hereof upon the request of Gill, such further conveyance instruments as may be necessary or desirable to evidence more fully the transfer of ownership of all the Patents to Gill, or the original ownership of all the Patents on the part of Clay, to the fullest extent possible, shall be provided to Gill. Clay further agrees to provide testimony in connection with any proceeding affecting the right, title, interest, or benefit of Gill in and to the Patents and to perform any other acts deemed necessary to carry out the intent of this Agreement.

6.

Succession of Interest. In furtherance of this Agreement, Clay hereby acknowledges from the Effective Date forward, Gill has succeeded to all of Clay's right, title, and standing to receive all rights and benefits pertaining to the Patents, institute and prosecute all suits and proceedings, and take all actions that Gill, in its sole discretion, may deem necessary or proper to collect, assert, or enforce any claim, right, or title of any kind under any and all of the “Patents”, whether arising before or after the Effective Date, defend and compromise any and all such actions, suits, or proceedings relating to such transferred and assigned rights, title, interest, and benefits, and do all other such acts and things in relation thereto as Gill, in its sole discretion deems advisable.

7.

No Further Consents. Clay represents and warrants that no consents of any other parties are necessary or appropriate under any agreement, concerning any of the Patents in order for the transfer and Assignment of any of the Patents under this Agreement to be legally effective.

8.

Good Title. Clay represents and warrants that, to the best of Gill’s knowledge, upon consummation of this Agreement, Gill shall have good and marketable title to the Patents, free and clear of any and all liens, mortgages, encumbrances, pledges, security interests, licenses or charges of any nature whatsoever.

9.	Transfer of Benefits. This Agreement shall inure to the benefit of, and be binding on the parties hereto together with their respective legal representatives, successors, and assigns.

10.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota and of the United States.

11.

No Prior Agreements. This Agreement merges and supersedes all prior and contemporaneous agreements, assurances, representations, and communications between or among the parties hereto concerning the matters set forth herein and supersedes that Letter Agreement between Gill Corporation, a Minnesota business corporation and Clay, dated April 30, 2003.

12.	Division of Royalties. All royalties, license fees and up-front payments received as a result of commercialization of the Patent and related inventions shall be divided between the parties as follows;

(a)      Sixty (60%) Percent to Gill; and

(b)     Forty (40%) Percent to Clay & Associates.

13.	Gill Corporation Termination of Rights. Gill Corporation hereby disclaims and terminates any of its rights under that Letter Agreement between Gill Corporation and Clay, dated April 30, 2003.

14.	Milestones. The parties agree to the following milestones:

(i)       October 31, 2004 - pre-IND meeting with FDA.

(ii)      January 31, 2005 - submission of IND application to FDA.

(iii)     March 1, 2005 - approval to proceed with clinical trials.

In the event that individual milestones are not met, there shall exist specific time periods for extension of the individual milestone times. Failure to complete a given milestone after exhaustion of the time period, at the discretion of Clay, extension shall function as cause for transference of assignment of U.S. Patent No. 6,413,499 from Gill to Clay and termination of any and all contractual agreements between Clay and Gill pertaining to U.S. Patent No. 6,413,499 and its associated technologies.

October 31, 2004-Pre - IND meeting with FDA, extension period of three months.

January 31, 2005 - Submission of IND application to FDA, extension period of three months.

March 1, 2005 - Approval to proceed with clinical trials or a demonstrated commercially reasonable effort has been made. “Reasonable effort” being defined as consistent effort that produces continued, measurable progress towards the goal of clinical trial initiation.

April 30, 2007 - Granted FDA approval or a demonstrated commercially reasonable effort has been made. “Reasonable effort” being defined as consistent effort that produces continued, measurable progress towards the goal of FDA approval.

15.	Disclosure. Gill shall keep Clay apprised of the status of the FDA approval process and related matters by written correspondence, at least monthly, starting September 30, 2004.

16.	Term. Clay may terminate this Agreement in thirty-two months (32) from the Effective Date, if Gill has failed to use commercially reasonable efforts to obtain FDA approval.

17.	Legal Fees. All legal fees required for the transference of assignment of U.S. Patent No. 6,413,499, as deemed by this contract, shall be incurred by Gill.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective the day and year first above written.

GILL ANESTHESIA, LLC	CLAY & ASSOCIATES

By: /s/ James Mulvahill	By: /s/ Bryan Clay
Its: Vice President	Its: President

BRYAN M. CLAY	GILL CORPORATION
/s/ Brian M. Clay, M.D.	By: /s/ Scott Gill
Its: CFO

FIRST AMENDMENT TO
ASSIGNMENT AGREEMENT

THIS FIRST AMENDMENT TO ASSIGNMENT AGREEMENT (the “First Clay Amendment”) is entered into effective as of January 31, 2014 by and between Clay & Associates, a Mississippi corporation, Nasadent, LLC, a Mississippi limited liability company, Bryan M. Clay, an individual (together such parties are referred to as “Clay”) and Apollonia, LLC, a Minnesota limited liability company (“Apollonia”) (as successor in interest to Gill Anesthesia, LLC, a Minnesota limited liability company).

RECITALS

WHEREAS, Bryan M. Clay made certain inventions which are described and claimed in U.S. Patent No. 6,413,499 (the “Clay Patent”);

WHEREAS, Bryan M. Clay and Clay & Associates subsequently assigned and transferred ownership of the Clay Patent and the invention disclosed and claimed therein, as well as certain other rights, to Gill Anesthesia, LLC (“Gill”) pursuant to that certain Assignment Agreement dated September 7, 2004 (the “Clay Assignment Agreement”);

WHEREAS, on or about March 21, 2005, Clay & Associates assigned all of its rights and obligations under the Clay Assignment Agreement to Nasadent, LLC (“Nasadent”) upon the formation of Nasadent and, after such assignment by Nasadent, Clay & Associates no longer exists as a separate entity;

WHEREAS, on November 7, 2005, Gill merged with and into a Minnesota limited liability company formerly known as Renatus, LLC;

WHEREAS, on December 30, 2005, the entity formerly known as Renatus, LLC changed its name to Apollonia, LLC;

WHEREAS, Section 12 of the Clay Assignment Agreement specifies that “[a]ll royalties, license fees and up-front payments received as a result of the commercialization of the [Clay] Patent and related inventions shall be divided between the parties as follows: (1) Sixty (60%) Percent to [Apollonia]; and (2) Forty (40%) Percent to Clay & Associates;”

WHEREAS, Apollonia and St. Renatus, LLC, a Delaware limited liability company (“St. Renatus”), entered into an Assignment Agreement dated March 31, 2008 (the “First Assignment Agreement”);

WHEREAS, the First Assignment Agreement was amended and restated on July 28, 2008 pursuant to an Amended and Restated Assignment Agreement, and further amended pursuant to the First Amendment thereto dated January 1, 2010 (the “Second Assignment Agreement”);

WHEREAS, the Second Assignment Agreement was amended pursuant to a Second Amended and Restated Assignment Agreement dated May 6, 2010 and a Third Amended and Restated Assignment Agreement dated of even date herewith (a copy of which is attached hereto as Exhibit A) (the “Third Assignment Agreement”);

WHEREAS, pursuant to the First Assignment Agreement, Apollonia assigned the Patents existing at such time (as defined in the Clay Assignment Agreement) along with certain other property to St. Renatus and St. Renatus acquired the ownership of such Patents, with such assignment recorded with the United States Patent and Trademark Office on April 3, 2009;

WHEREAS, the Assigned Property (as it existed at such time) was assigned from Apollonia to St. Renatus, as contemplated in the First Assignment Agreement, and, pursuant to the Third Assignment Agreement, the parties modified the structure and timing of the payment obligations called for in the First Assignment Agreement to (i) clarify and expand the scope of Apollonia’s entitlement to royalties and the term thereof, (ii) provide for St. Renatus to advance funds to assist Apollonia in paying outstanding and future obligations prior to the receipt by St. Renatus of Net Sales from Products, and (iii) further amend the timing of the payment obligations in light of the available cash flow and cash flow needs of the parties; and

WHEREAS, the parties to this First Clay Amendment hereby desire to amend the Clay Assignment Agreement pursuant to the terms of this First Clay Amendment and the parties hereto have determined (i) that the modifications made in this First Clay Amendment to the Clay Assignment Agreement are in the best interests of each of the parties hereto, and (ii) that Gill Corporation, a Minnesota corporation at the time of the execution of the Clay Assignment Agreement, was merely a signatory of the Clay Assignment Agreement for purposes of certain acknowledgements contained therein, was not a substantive party to the Clay Assignment Agreement and is not a necessary party to this First Clay Amendment in order to amend the Clay Assignment Agreement.

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned parties, each intending to be legally bound hereby, hereby agree as follows:

1.

Definitions; Replacement of Clay & Associates by Nasadent. All capitalized terms used herein shall have the meaning as set forth in the Clay Assignment Agreement, unless otherwise expressly defined herein. For all purposes of this First Clay Amendment, the Clay Assignment Agreement and the Third Assignment Agreement, Nasadent shall be considered to replace “Clay & Associates” wherever the term “Clay & Associates” appears in any of such agreements, including, without limitation, the proper party to whom payments are to be made pursuant to Section 12(2) of the Clay Assignment Agreement.

2.

Scope and Timing of Royalty Rights. Notwithstanding Clay’s failure to make any PCT or international filings with respect to the Patents, Apollonia hereby agrees and acknowledges that the computation of the royalties payable to Clay as contemplated in Section 12 of the Clay Assignment Agreement, which refers to “the commercialization of the [Clay] Patent and related inventions” and the aforementioned 60%/40% division of payments to Apollonia and Clay, respectively, shall include all royalties received by Apollonia pursuant to the Third Assignment Agreement which includes the broader definition of the term “Patents” pursuant to Section 1(h), as reproduced below, of the Third Assignment Agreement as well as the expanded jurisdictions included in Section 3(b), as reproduced below, of the Third Assignment Agreement, providing for royalties being generated on Product Net Sales and License Revenue in jurisdictions where patent exclusivity enforcement protection exists as well as in jurisdictions where St. Renatus obtains regulatory exclusivity (even if no patent protection is available). For the avoidance of doubt, Apollonia acknowledges the computation of the royalties payable to Clay hereunder represents 40% of the gross amounts received by Apollonia without offset for any expenses of or indebtedness incurred by Apollonia.

(a)

Section 1(h): “Patents” means (1) U.S. Patent No. 6,413,499 and all inventions disclosed and claimed therein, all foreign patents and applications, and all substitutes, reissues, reexaminations, extensions, renewals, reinstatements and restorations of any of the foregoing, and (2) any additional patent claims approved in the United States or any foreign jurisdiction relating to anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition, including certain of such claims in U.S. Patent No. 8,580,282 issued on November 12, 2013 to Mark David Kollar for a Dental Anesthetic Comprising Tetracaine and a Vasoconstrictor for Intranasal Administration (which patent was the subject of a provisional application filed on April 3, 2009).

(b)

Section 3(b): Royalty--Exclusivity Enforceable Jurisdictions. In jurisdictions where a Product is sold that provides for patent exclusivity enforcement protection, and in jurisdictions where St. Renatus obtains regulatory exclusivity (even if no patent protection is available), St. Renatus shall pay to Apollonia, in addition to the cash payments required by Section 3(a), a running royalty based on commercial sales of Products in an amount equal to ten (10%) percent of Net Sales of Products sold by St. Renatus or its Affiliates in any such jurisdiction. St. Renatus shall further pay to Apollonia a running royalty in an amount equal to thirty (30%) percent of all License Revenue received by St. Renatus in any such jurisdiction. As provided in the definitions of “Products,” “Net Sales” and “License Revenue,” payments pursuant to this Section 3(b) relate exclusively to Net Sales and License Revenue generated from Products that involve anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition. The payment obligations contained in this Section 3(b) shall be coterminous with the expiration of the Term. All royalties paid by St. Renatus to Apollonia under Section 3(b) are subject to Apollonia’s obligation under the Clay Assignment Agreement and the First Clay Amendment to pay 40% of all such royalties to Clay, which are immediately payable by Apollonia to Clay and must be paid within twenty-one (21) days.

3.

The terms “Products,” “Net Sales” and “License Revenue,” as used herein have the meaning given to them in the Third Assignment Agreement and they relate exclusively to Net Sales and License Revenue generated from Products that involve anesthetizing a portion or all of a patient’s maxillary dental arch using a nasally delivered anesthetizing composition. In addition to the expansion of the royalty rights described above, the term of the royalty payments will be co-terminus with the term of the Third Assignment Agreement which, pursuant to Section 1(l) thereof, does not expire until the expiration term of all Patents, as defined in Section 1(h) of the Third Assignment Agreement.

If Apollonia receives royalties, license fees and other similar payments of any kind from St. Renatus pursuant to the Third Assignment Agreement, such payments shall be subject to the payment provisions of Section 12 of the Clay Assignment Agreement.

Apollonia shall promptly notify Clay when Apollonia receives payment from St. Renatus, and all royalty payments owed to Clay are to be paid to Clay within twenty-one (21) days after receipt of such payments by Apollonia.

4.

Continuing Payment Obligations Upon Subsequent Transfer. Apollonia acknowledges the continuing obligation that it has to make royalty payments to Clay pursuant to Section 12 of the Clay Assignment Agreement as amended hereby notwithstanding the sale of equity interests in St. Renatus or the sale of all or substantially all of the assets of St. Renatus. Pursuant to Section 3(c) of the Third Assignment Agreement upon any “Subsequent Transfer” of any of the “Assigned Property” (as such terms are defined in the Third Assignment Agreement) any subsequent transferee may not terminate or modify the payment obligations owing to Apollonia and such transferee must covenant and agree to accept the Assigned Property, including the Patents, subject to the payment obligations contained in the Third Assignment Agreement. Apollonia hereby covenants and agrees that the Subsequent Transfer provisions of Section 3(c) of the Third Assignment Agreement will continue to remain in full force and effect for the full term of the Clay Assignment Agreement and this First Clay Amendment and Apollonia will continue to pay its royalty obligations under the Clay Assignment Agreement upon any Subsequent Transfer by St. Renatus.

5.

Quarterly Information Reporting. Upon the written request of Clay and the scheduling of a mutual agreeable meeting date and time in Fort Collins, Colorado at the headquarters of St. Renatus, Clay and its representatives shall be provided with detailed information as to the status of the FDA Clinical Trials and the progress being made by St. Renatus to achieve approval of a New Drug Application (“NDA”) from the United States Food and Drug Administration (“USFDA”) to market Products and generate Net Sales and License Revenue as such terms are defined in the Third Assignment Agreement. Any such meetings providing Clay with information reporting shall be held no more frequently than on a quarterly basis.

6.

Audit Rights. Pursuant to Section 5(f) of the Third Assignment Agreement, Apollonia has rights to audit the books and records of St. Renatus with respect to the amount of royalties due to Apollonia upon the sale or licensing of any Products under the Third Assignment Agreement. Apollonia hereby provides Clay with a similar right of audit with respect to Apollonia and, upon Clay’s specific direction, Apollonia agrees to utilize the audit rights granted to Apollonia in the Third Assignment Agreement. To the extent that Clay requires Apollonia to utilize its audit rights pursuant to this First Clay Amendment, if Apollonia is required to pay the costs of such audit pursuant to the terms of Section 5(f) of the Third Assignment Agreement, Clay shall reimburse Apollonia for such costs.

7.

Status of Milestone Payments and Dates. Apollonia hereby confirms that no milestone payments have been received by Apollonia as of the date of this First Clay Amendment. As provided in Section 3(a) of the Third Assignment Agreement payments to be made by St. Renatus to Apollonia will begin after approval by the USFDA of an NDA. With respect to milestone dates established in the Clay Assignment Agreement, the parties hereto agree that St. Renatus has used commercially reasonable efforts to obtain USFDA approval of an NDA and that the assignment from Clay to Apollonia pursuant to the Clay Assignment Agreement is fully complete, final and not subject to any further conditions or requirements.

8.

Continuation of Agreement. Except as specifically set forth in this First Clay Amendment, the terms and provisions of the Clay Assignment Agreement shall remain in full force and effect; no other provisions of the Clay Assignment Agreement will be changed or modified by this First Clay Amendment.

9.	Headings. Section headings in this First Clay Amendment are inserted solely as a matter of convenience and for reference and are not a substantive part of this First Clay Amendment.

10.	Binding Effect. This First Clay Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

11.

Governing Law. This First Clay Amendment to the Clay Assignment Agreement shall be governed by and construed in accordance with the same laws as set forth in Section 10 of the Clay Assignment Agreement.

12.	Counterparts. This First Clay Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this First Clay Amendment to be effective as of the date and year first written above.

CLAY & ASSOCIATES,

a Mississippi Corporation

By:     /s/ Bryan M. Clay, M.D.

      Name:     Bryan M. Clay, M.D.

      Its:           President

BRYAN M. CLAY

            /s/ Bryan M. Clay, M.D.

NASADENT, LLC,

a Mississippi limited liability company

By:     /s/ Bryan M. Clay, M.D.

      Name:     Bryan M. Clay, M.D.

      Its:     Manager

The undersigned hereby execute this Agreement to acknowledge that they owned all of the beneficial interests in Clay & Associates and that all of the rights and obligations with respect to the Clay Assignment Agreement were assigned from Clay & Associates to Nasadent, LLC as described in the Recitals and Section 1 of this First Clay Amendment.

         /s/ Bryan M. Clay, M.D.

Bryan M. Clay, M.D.

         /s/ Douglas Parsell, Ph.D.

Douglas Parsell, Ph.D.

        /s/ Jamie R. Clay, D.M.D.

Jamie R. Clay, D.M.D.

APOLLONIA, LLC

a Minnesota Limited Liability Company
(as successor in interest to Gill Anesthesia, LLC)

By:     /s/ James P. Mulvahill

      Name:    James P. Mulvahill

      Its:         Governor and Manager

By:     /s/ Clifford M Buccholz

      Name:    Clifford M. Buchholz

      Its:         Governor